BB

06004918

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2006 WASH. D.C. 153 SECTION

SEC FILE NUMBER
8-44713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2005 (MM/DD/YY) AND ENDING 12-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAMCO Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3225 N. Central Ave., Ste. 102
(No. and Street)

Phoenix, AZ 85012
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
S. Jim Allen Jr. 602-230-9372
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Stedman, LLP
(Name – *if individual, state last, first, middle name*)

700 N. Pearl Street, Ste. 2000 Dallas, TX 75201
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 17 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stanley J. Allen Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAMCO Financial Services, Inc., as of February 24, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

OFFICIAL SEAL
REBECCA BENHART
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires May 13, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMCO Financial Services, Inc.

Contents

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Certified Public Accountants

Stockholder and Board of Directors
SAMCO Financial Services, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of SAMCO Financial Services, Inc. (the Company), a wholly owned subsidiary of SAI Holdings, Inc., as of December 31, 2005, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAMCO Financial Services, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
February 21, 2006

SAMCO Financial Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets:	
Cash and cash equivalents	$ 1,154,547
Deposit with clearing broker – related party	100,000
Due from parent	500,000
Due from clearing broker – related party	417,748
Prepaid expenses	51,554
Investments, at market value	25,470
Fixed assets, net of accumulated depreciation of $294,963	15,038
Other assets	16,799
Total assets	$ 2,281,156
Liabilities:	
Commissions payable	$ 1,045,809
Accounts payable	139,875
Total liabilities	1,185,684
Stockholder's Equity:	
Common stock, no par value, 10,000 shares authorized, 100 issued and outstanding	136,000
Additional paid-in capital	496,804
Retained earnings	462,668
Total stockholder's equity	1,095,472
Total liabilities and stockholder's equity	$ 2,281,156

See accompanying notes to financial statements.

SAMCO Financial Services, Inc.
Statement of Income
Year Ended December 31, 2005

Revenues:	
Commissions, net	$ 2,096,609
Interest	714,738
Total revenue	2,811,347
Expenses:	
Employee compensation and benefits	716,706
Clearing and exchange fees (including $433,000 to related party)	975,173
General and administrative	185,980
Occupancy and depreciation	136,144
Communications	61,624
Total expenses	2,075,627
Income before taxes	735,720
Income taxes	288,574
Net income	$ 447,146

See accompanying notes to financial statements.

SAMCO Financial Services, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at December 31, 2004	$ 136,000	$ 496,804	$ 15,522	$ 648,326
Net income	-	-	447,146	447,146
Balance at December 31, 2005	$ 136,000	$ 496,804	$ 462,668	$1,095,472

See accompanying notes to financial statements.

SAMCO Financial Services, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

Increase (decrease) in cash and cash equivalents

Cash flows from operating activities:	
Net income	$ 447,146
Depreciation	17,730
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Due from clearing broker – related party	(94,525)
Deposit with clearing broker – related party	(31,952)
Prepaid expenses	792
Investments	1,164
Commissions payable	888,687
Accounts payable	126,590
Due to affiliates	(39,324)
Net cash provided by operating activities	1,316,308
Net cash used by investing activities:	
Purchases of furniture and equipment	(16,916)
Net cash used by financing activities:	
Advances to parent	(500,000)
Net increase in cash and cash equivalents	799,392
Cash and cash equivalents at beginning of year	355,155
Cash and cash equivalents at end of year	$ 1,154,547

See accompanying notes to financial statements.

SAMCO Financial Services, Inc.
Notes to Financial Statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

SAMCO Financial Services, Inc. (SAMCO or the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Arizona corporation that is a wholly owned subsidiary of SAI Holdings, Inc. (Parent), which is a wholly owned subsidiary of Penson Worldwide, Inc. (PWI).

During the year, the Company was engaged primarily as a full service retail broker providing retail equity, bond, insurance, and mutual fund products and advisory services.

The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Penson Financial Services, Inc. (PFSI), which is affiliated with the Company by way of common ownership. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Proprietary security transactions are recorded on a trade-date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis and are recorded in net trading income on the statement of income.

Securities traded on a national exchange (including Nasdaq Stock Market, Inc.) are valued at the last sales price. Securities for which over-the-counter market quotations are available are valued at the average of the last bid/asked price. Securities not readily marketable are valued at fair value as determined by the Board of Directors.

Cash and Cash Equivalents - The Company considers cash equivalents to be highly liquid investments with original maturities at time of purchase of less than 90 days that are not held for sale in the ordinary course of business.

Commissions, Net - Commissions and clearing fees are recorded on a settlement date basis as securities transactions occur. Commission fees are recorded net of commissions paid to other broker-dealers or individuals.

Income Tax - The Company is included in the consolidated federal and state tax returns filed by PWI. Federal income taxes are calculated as if the company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from PWI. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Fixed Assets - Fixed assets consist of furniture and equipment that is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 2005 totaled $17,730.

Exchange Memberships - Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred in 2005.

Comprehensive Income - Comprehensive income is the change in equity of a business enterprise during a period from transactions and all other events and circumstances from non-owner sources. Other comprehensive income includes foreign currency items and minimum pension liability adjustments among other things. The Company did not have

components of other comprehensive income during the year. As a result, comprehensive income is the same as the reported net income for the year ended December 31, 2005.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

Marketable securities owned consist primarily of a publicly traded, equity investment made in Nasdaq Stock Market, Inc. (NASDAQ). The NASDAQ shares were purchased pursuant to NASD requirements applicable to all NASD registered broker-dealers. The Company carries the investment at market value. There are no non-marketable securities owned by the Company.

NOTE 4 – PREPAID EXPENSES

Prepaid expenses are registration fees paid to the NASD to register the Company and certain representatives in each state that the Company operates in for 2006.

NOTE 5 - TRANSACTIONS WITH RELATED PARTIES

The Company settles transactions with PFSI for its investment activities. The clearing and depository operations for the Company's investment activities are performed pursuant to agreements with these clearing brokers. Due from clearing brokers represents commissions earned from securities transactions that have not yet been paid by the clearing brokers. The Company is subject to credit risk to the extent the brokers with which the Company conducts business are unable to deliver cash balances or securities, or clear security transactions on the Company's behalf. The Company monitors the financial condition of the brokers with which the Company conducts business and believes the likelihood of loss under those circumstances is remote.

During the year ended December 31, 2005, clearing fees paid to PFSI totaled approximately $433,000. These amounts are included in clearing and exchange fees on the statement of operations.

Due from parent represents $500,000 advanced to parent during 2005.

Due from related party totaling $417,748 of commissions receivable from PFSI.

The Deposit with Clearing Broker is an amount maintained by the Company with PFSI in accordance with a correspondent clearing agreement.

NOTE 6 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by PWI. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax returns. During 2005, the company fully utilized its book net operating loss carryforward and began to record a book tax provision on operating income after that point. Income taxes consisted of $233,774 and $54,800 for federal and state income taxes, respectively.

NOTE 7 - PROFIT SHARING PLAN

The Company sponsors a defined contribution 401(k) profit sharing plan (the Plan) that covers substantially all employees. Under the Plan, the Company may make a discretionary contribution determined by the Board of Directors. All employees are eligible to participate in the Plan, based on meeting certain age and term of employment requirements. During 2005, the Company contributed approximately $8,456 to the Plan.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Leases - The Company has an operating lease agreement for office space. Future minimum lease payments required under this agreement consist of $70,571 due during 2006.

For the year ended December 31, 2005, the Company paid rent totaling $114,196

NOTE 9 - GUARANTEES

FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2005, there were no amounts to be indemnified to the clearing brokers for these accounts.

Exchange Member Guarantees
The Company is a member of various exchanges that trade and clear securities. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $497,457 which was $418,412 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.38 to 1.

NOTE 11 – FINANCIAL INSTRUMENTS

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company executes, as agent or principal, transactions on behalf of customers. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities are different from the contract amount of the transaction.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business. Additionally, the Company is subject to credit risk if the Clearing Broker is unable to repay the balance in the Company's accounts.

Concentration of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to continually monitor its market exposure and counterparty risk. The Company does not anticipate non-performance by counterparties and maintains a policy of reviewing the credit standing of all parties; including customers, with whom it conducts business.

SUPPLEMENTARY INFORMATION

SAMCO Financial Services, Inc.
Schedule I –Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net Capital:	
Total stockholder's equity	$ 1,095,472
Deductions and/or Charges:	
Nonallowable Assets:	
Prepaid expenses	51,554
Due from parent	500,000
Fixed assets	15,038
Other assets	16,799
Total deductions and/or charges	583,391
Net capital before haircut on securities positions (tentative net capital)	512,081
Haircuts on securities:	
Equities	(14,624)
Net capital	$ 497,457
Computation of Basic Net Capital Requirement:	
Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 79,045
Minimum dollar net capital requirement of reporting broker-dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 79,045
Net capital in excess of required minimum	$ 418,412
Aggregate indebtedness	$ 1,185,684
Ratio of aggregate indebtedness to net capital	2.38 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation of the Company's computation of net capital as reported was not prepared as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part II and the computation contained herein.

BDO

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Independent Auditors' Report on Internal Control Required by Securities Exchange Commission Rule 17a-5

Stockholder and Board of Directors
SAMCO Financial Services, Inc.
Dallas, Texas

In planning and performing our audit of the financial statements of SAMCO Financial Services, Inc. (the Company) (a wholly owned subsidiary of SAI Holdings, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Dallas, Texas
February 21, 2006